August 2, 2022

ROB FREEDMANEMAIL: RFREEDMAN@FENWICK.COM

DIRECT DIAL: +1 (650) 335-7292

ELEVATION ONCOLOGY, INC.

888 Seventh Ave., 12th Floor

New York, NY 10106

August 2, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.
Washington, DC 20549

Attention:	Margaret Schwartz
Re:	Elevation Oncology, Inc. Registration Statement on Form S-3 (File No. 333-265979) filed July 1, 2022.

Requested Date: August 4, 2022

Requested Time: 8:00 AM Eastern Time

Ladies and Gentlemen:

Elevation Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Rob Freedman and Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

ELEVATION ONCOLOGY, INC.

By: /s/ Shawn M. Leland

Shawn M. Leland, Pharm.D., R.Ph.

Chief Executive Officer

Cc	Shawn M. Leland, Pharm.D., R.Ph., Chief Executive Officer

Joseph J. Ferra, Chief Financial Officer

Elevation Oncology, Inc.

Rob Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]